Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months Ended September 30,
	2011	2010
Earnings:	($ in millions)
Income before taxes	$352.9	$79.2
Add (deduct):
Equity in income of non-consolidated affiliates	(8.5)	(22.8)
Dividends received from non-consolidated affiliates	0.7	1.5
Capitalized interest	(0.7)	(0.8)
Fixed charges as described below	35.9	32.7
Total	$380.3	$89.8
Fixed charges:
Interest expensed and capitalized	$23.2	$20.3
Estimated interest factor in rent expense(1)	12.7	12.4
Total	$35.9	$32.7
Ratio of earnings to fixed charges	10.6	2.7

(1)         Amounts represent those portions of rent expense that are reasonable approximations of interest costs.